Mail Stop 3561

December 8, 2009

Timothy A. Wicks
Executive Vice President and Chief Financial Officer
YRC Worldwide Inc.
10990 Roe Avenue,
Overland Park, Kansas 66211

> **Re: YRC Worldwide, Inc.**
> **File No. 000-12255**
> **Form 10-K: For the Fiscal Year Ended December 31, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Form 10-Q: For the Quarter Ended September 30, 2009**
> **Form 8-K: Furnished on November 10, 2009**

Dear Mr.Wicks:

We have reviewed your response letter dated November 20, 2009 and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the Fiscal Year Ended December 31, 2008

Item 6. Selected Financial Data, page 17

1. We note your response to our prior comment 2. The components of the calculation do not appear to be clearly disclosed on the Statement of Consolidated Operations or elsewhere in your filing, as the ratio is calculated at a segment level. For greater transparency to investors, please revise your filing to specifically disclose the amounts associated with the components in computing the operating ratio where first presented.

2. In regard to your disclosure of "operating ratio" in the Form 10-Q for the quarterly period ended September 30, 2009, it is not clear to us why you would designate "n/m" (not meaningful) for comparative prior year periods, particularly with respect to nine months ended 2008 for National Transportation and YRC Logistics. These amounts do not appear to be so far out of line with other amounts presented to be not meaningful. In any event, it appears to us that it would be useful to provide the comparative computed amount to aid investor analysis. Please revise your presentation accordingly, or advise.

Note 1. Principles of Consolidation and Summary of Accounting Policies

Revenue Recognition, page 47

3. We note your response to our prior comment 5. However, it remains unclear to us exactly how you determine the percentage of service completed. Please explain to us in further detail how you determine the percentage of service completed, the standard transit times for all shipments and what portion is applicable to the current period.

Note 2. Acquisitions, page 50

4. We note your response to our prior comment 7. Given that you may have an obligation to buy the minority interest holder's 35% ownership of Jiayu if Jiayu meets certain financial performance targets in 2008 and 2009 and further that you have an option to buy the remaining 35% if Jiayu does not meet the performance targets, please tell us what consideration was given to FASB ASC 810.10.25.13f in your analysis in regard to the consolidation of Jiayu.

Form 10-Q: For the Quarter Ended September 30, 2009

Note 3. Intangibles, page 8

5. We note that you identified impairment indicators as being present. However, it is unclear to us if you performed impairment testing and the results of such. Please advise, and include the basis for your conclusion. In particular, explain to us the basis for your conclusion in regard to impairment of the "customer related" intangible in view of the decreasing trend in revenues experienced in the most recent four quarterly periods that have been significantly lower than comparative periods.

Form 8-K: Furnished on November 10, 2009

6. We note the following statement "We currently fund the pension obligations for thousands of participants who never worked for YRCW," on slide number 12. Please explain to us the nature of this obligation and why you fund this obligation.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 18

Determining Executive Compensation; Survey Group, page 22

7. As you state in your response to our prior comment 14 that benchmarking is material to your compensation policies and decisions, please revise your executive compensation disclosure in future filings to identify the companies in the surveys used.

****

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 for questions regarding the financial statements and related matters or Chanda DeLong at 202-551-3490 for questions regarding Schedule 14A. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief